Exhibit 99.1

Q&K Announces Acquisition and Related Financing

SHANGHAI, China, July 22, 2020 — Q&K International Group Limited (“Q&K” or the “Company”) (NASDAQ: QK) announced today that one of its subsidiaries has entered into agreements dated July 22, 2020 with a rental service company and its affiliates (collectively, the “Transferor”) pursuant to which it will acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in China from the Transferor (the “Acquisition”). The total consideration is US$130 million, less certain liabilities to be assumed by the Company pursuant to the Acquisition, payable in installments in a combination of cash and shares of the Company that are subject to lock-ups for certain periods. The Acquisition is subject to customary closing conditions and is expected to be completed by December 31, 2020.

The same subsidiary of the Company has engaged a third-party contractor (the “Contractor”) to manage these rental units in China, starting from July 2020 for eight years. The Company will pay the Contractor a monthly management fee as a percentage of the monthly rentals from the rental units under the Contractor’s management, subject to adjustments based on certain performance indicators set forth in the agreement.

This Acquisition is Q&K’s third acquisition since the consummation of its IPO in November 2019. Prior to the Acquisition, the Company acquired certain lease contracts with landlords and tenants and related fixtures and equipment in Tianjin from a rental service company in December 2019 and in Sichuan and Chongqing from another rental service company in January 2020, for a total of approximately 49,000 rental units (the “Prior Acquisitions”). In the Prior Acquisitions and the Acquisition, the Company has acquired lease contracts with landlords and tenants and related fixtures and equipment for approximately 121,000 rental units in China.

In conjunction with the Acquisition, the Company has executed a convertible note and warrant purchase agreement dated July 22, 2020 (the “Purchase Agreements”) with an investor under which the investor may subscribe at par for up to US$100 million in aggregate principal amount of the Company’s four-year convertible notes (the “Notes”) and five-year warrants to subscribe to a certain number of ADSs. The investor is a non-U.S. person, and the transaction is an offshore transaction exempt from registration with the U.S. SEC under Regulation S of the United States Securities Act of 1933, as amended (the “Securities Act”). Closing of the first issuance of the Notes is expected to occur on July 29, 2020 and the transactions are subject to customary closing conditions.

The Company’s management believes that the Acquisition and the subscription of the Notes reflect the Transferor’s and investors’ strong belief in the attractive prospects of China’s long-term apartment rental market, as well as the capability of Q&K as the leading branded co-rental platform in China to further consolidate the market. With the additional funding from the Notes, combined with continued support from leading Chinese banks with whom the Company has built strong strategic relationships, Q&K aims to accelerate its growth plan by integrating more high quality rental assets from other operators onto its technology-driven management system and to further enhance its scale, overall operating efficiency and profitability.

Overview of the Notes and Warrants

The Notes will be convertible at the conversion price, at the option of a holder, into the Company’s American depositary shares (“ADSs”). The conversion price per ADS is equivalent to 120% of the 30-trading day volume-weighted average price (“VWAP”) of the ADSs as of the issuance date of the Notes or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. A holder may convert its Notes at any time on and after the 41st day after the issue date and prior to the maturity date. A holder may require the Company to redeem its Note at the specified fundamental change repurchase price, which includes a premium, upon the occurrence of a fundamental change, including a change of control of the Company. The Company may require the holder to mandatorily convert its Notes upon the occurrence of a mandatory conversion event. The Notes have two series. Series 1 bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. Series 2 bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price.

Pursuant to the Purchase Agreement, the Company will issue to the holder of the Notes warrants to subscribe to ADSs on the issuance date of the Notes and on each anniversary date of the Notes based on the principal amount of the Notes outstanding as of such anniversary date. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the VWAP of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events. Closing of the transactions are subject to customary closing conditions.

The Notes, the ADSs deliverable upon conversion of the Notes or exercise of the Warrants and the ordinary shares represented thereby, have not been registered under the Securities Act or any state securities laws and are subject to restrictions on transferability and resale. They may not be transferred or resold absent registration or an applicable exemption from registration as permitted under the Securities Act and other applicable securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Q&K International Group Limited

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Q&K’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to expand into new markets; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to achieve or maintain profitability or continue as a going concern in the future; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Andrew McLeod

Phone: +86-10-5900-1548

E-mail: amcLeod@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-480-614-3004

Email: tfleming@ChristensenIR.com